Nexa Reports Second Quarter 2022 Exploration Results

Luxembourg, July 26, 2022 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the second quarter of 2022. This document contains forward-looking statements.

Summary

Nexa’s drilling strategy for 2022 is focused on near-mine expansion brownfield and infill drilling, including the Aripuanã project which is in the ramp-up stage. Additional exploratory drilling is also planned for greenfield projects with a favorable perspective.

Exploration expenditure and drilling production are running close to budget and drilling schedule. By the end of the second quarter, cumulative drilling production achieved 132,302 meters with 34,434 meters from exploratory drilling and 97,868 meters from infill drilling. Total exploratory drilling in 2Q22 was 18,339 meters with 12,357 meters from Peru, 4,412 meters from Brazil, and the remaining 3,231 meters from Namibia. Exploratory drilling planned for the next quarter includes 12,900 meters in Peru with nine rigs, 9,500 meters in Brazil with four rigs, and 2,500 meters in Namibia with two rigs, totaling 24,900 meters.

Commenting on the report, Jones Belther, Senior Vice-President Mineral Exploration & Technology, said “Our brownfield exploration programs are advancing toward expansion of our exploration portfolio and potentially increasing life of mine in our mining operations. Cerro Lindo Pucasalla’s target has continued to be extended to the southeast highlighted by hole PECLD06064 with 4.4 meters grading 1.37% Zn and 0.72% Pb. At the Pasco complex, the Integración orebody continues to be expanded at depth in holes with multiple intersections up to 32 meters like 17.7 meters grading 1.91% Zn, 0.93% Pb, 43.74g/t Ag, and 0.65g/t Au. At the Asunción orebody in the San Gerardo open pit, we obtained several mineralized drill intersections such as 3.8 meters grading 1.63% Zn, 6.48% Pb, and 122.6 g/t Ag. At Morro Agudo/Bonsucesso, brownfield drilling continues revealing thick and high-grade mineralized intersections in the central zone of the mineralized body highlighted by hole BRMAMBSCD000239 with 8.8 meters grading 14.06% Zn and 2.86% Pb. An important confirmation of zinc and lead mineralization at the Poções target, located four kilometers northwest of Bonsucesso, opens the potential to expand Bonsucesso Mineral Resources. At Aripuanã, the Babaçu northwest extension confirmed thick and high grade intercept after assay results received in May 2022 with 231.5 meters grading 9.49% Zn, 3.65% Pb, and 0.13g/t Au including 56.6 meters grading 26.19% Zn, 9.14% Pb, 82 g/t Ag and 0.25 g/t Au”.

Cerro Lindo

In 2Q22, the exploration program continued to focus on extensions of known orebodies to the southeast of Cerro Lindo, and on the new VMS discovery at the Pucasalla target, 4.5 km to the northwest of the mine. There are currently four operating drill rigs.

During the period, a total of 6,485 meters of exploration drilling and 13,544 meters of infill drilling were executed, which totaled 13,490 meters and 26,961 meters in 1H22, respectively. Exploration underground drilling included 195 meters in orebody 9 and 1,031 meters at Festejo Oeste target. An additional 5,259 meters of surface drilling were completed at Pucasalla.

At the Pucasalla southeast extension, the continuity of the mineralization was confirmed by hole PECLD06064 with 4.4m @ 1.37% Zn and 0.72% Pb and 14.35g/t Ag. The east continuity of the orebody 9 was confirmed with hole PECLD06364 with 6.7 meter mineralized intercept with pending assay results. Scout drilling at Festejo Oeste geophysical anomaly failed to confirm significant mineralization.

CERRO LINDO 2Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PECLD06064	Pucasalla	602.5	606.9	4.4	1.37	0.72	0.01	14.35	0.01
PECLD06222	Pucasalla	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06227	Pucasalla	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06263	Pucasalla	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06288	Pucasalla	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06297	Pucasalla	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06353	Pucasalla	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06161	Festejo Oeste	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06257	Festejo Oeste	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06364	OB 9	321.5	328.2	6.7	PAR	PAR	PAR	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

PECLD06064
B
A
PUCASALLA
N
PUCASALLA SUR
0
1 km
OB12
OB10
Festejo Oeste
CERRO LINDO
OB5B
OB9
2022 drilling program
Surface drilling
Underground drilling
Mineralization

2

NW
A
SE
B
2250m
2250m
4.4m @ 1.37% Zn + 0.72% Pb
PECLD06064
2000m
2000m
1750m
Pucasalla
1500m
200 m
Rhyolite dome
Dacite flows
Andesite flows
Granite
Mineralization

For 3Q22, we plan to continue drilling the Pucasalla target from the surface with one rig towards the southeast extension (2,100 meters) and 1,200 meters from underground at the Pucasalla Sur geophysical target, located 800 meters to the northwest of Pucasalla with one rig. Inside the mine, the goal is to continue to drill the orebody 9 east extension performing 1,000 meters with one rig and 600 meters at orebody 10.

El Porvenir

The exploration drilling strategy continues to focus on extending the existing satellite mineralized bodies along strike and at depth. In 2Q22, 5,483 meters of exploratory underground drilling and 10,913 meters of infill drilling were executed, totaling 8,605 meters and 19,337 meters in 1H22, respectively. A total of 1,926 meters were drilled at the Integración orebody in 2Q22 with one rig, 2,082 meters at the Carmen Norte 3 target with one rig, and 1,475 meters at the P2SW Deep target with one rig.

At the Integración orebody, which is the underground connection between El Porvenir and Atacocha mines, there is evidence of mineralization towards deep zones that confirm the continuity of mineralization in hydrothermal breccias. Drill hole PEEPD02233 intercepted 17.2 meters @ 1.91% Zn, 0.93% Pb, 43.74 g/t Ag and 0.65g/t Au; and 19.2 meters @ 1.39% Zn, 0.54% Pb, 140.59 g/t Ag and 0.25 g/t Au; and 32.0 meters @ 1.16% Zn, 0.8% Pb, 314.8 g/t Ag and 0.20 g/t Au; and drill hole PEEPD2300 intercepted 11.7 meters @ 2.5% Zn, 1.2% Pb, 52.8 g/t Ag and 0.3g/t Au and 12.0 meters @ 2.7% Zn, 1.6% Pb, 212 g/t Ag and 0.6 g/t Au.

3

EL PORVENIR 2Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PEEPD02233	Integración	281.7	299.4	17.7	1.91	0.93	0.05	43.74	0.65
And	Integración	308.3	327.5	19.2	1.39	0.54	0.07	140.59	0.25
And	Integración	510.3	514.1	3.8	0.78	0.36	0.02	183.92	0.25
And	Integración	530.4	562.3	32.0	1.16	0.80	0.14	314.80	0.20
PEEPD02266	Integración	506.3	511.4	5.1	1.45	1.48	0.08	36.33	0.07
And	Integración	706.7	710.5	3.8	2.62	0.14	0.41	23.53	0.08
PEEPD02300	Integración	415.7	426.5	10.9	1.36	0.88	0.11	46.27	0.53
And	Integración	487.0	498.7	11.7	2.54	1.15	0.02	52.81	0.30
And	Integración	506.0	511.4	5.4	1.92	1.04	0.05	97.95	0.88
And	Integración	533.5	545.5	12.0	2.69	1.64	0.12	212.00	0.58
And	Integración	551.7	557.1	5.4	2.36	1.41	0.05	51.55	0.36
And	Integración	657.0	664.0	PAR	PAR	PAR	PAR	PAR	PAR
And	Integración	694.0	700.0	PAR	PAR	PAR	PAR	PAR	PAR
PEEPD02280	CN3	456.6	459.5	2.9	1.33	1.01	0.01	76.51	1.89
And	CN3	498.4	501.3	2.9	1.92	1.75	0.07	1006.79	1.04
PEEPD02307	CN3	482.2	489.9	PAR	PAR	PAR	PAR	PAR	PAR
And	CN3	572.4	580.0	PAR	PAR	PAR	PAR	PAR	PAR
PEEPD02376	CN3	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02238	CN3	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02248	P2SW Deep	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02271	P2SW Deep	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02294	P2SW Deep	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

4

For 3Q22, we plan to continue with the brownfield drilling to expand the satellite orebodies, including the Integración orebody (1,900 meters with one rig), and the Carmen Norte 3 body test drill (800 meters with one rig), the P2SW Deep targets (1,000 meters with one rig), Porvenir Sur target (1,000 meters with one rig) and Exito target (1,000 meters with one rig) located 500 meters east of Sara Norte.

Atacocha

During the second quarter, drilling activities continued investigating the lateral extensions of the existing mineralized bodies from the San Gerardo open pit. Drilling was focused on the Asunción orebody and at Orebody Norte. In 2Q22, 3,234 meters were drilled with one rig totaling 6,007 meters in 1H22.

Holes at the Asunción skarn vein system are confirming ore continuity with widths ranging from 2.5 to 9.0 meters with Zinc, Lead, Silver and locally Gold economic grades such as hole PEATD01514 with 3.1 meters @ 1.63% Zn, 4.48% Pb and 122.64 g/t Ag; and 4.1 meters @ 0.58% Zn, 2.58% Pb and 44.60 g/t Ag; and 5.7 meters @ 2.98% Zn, 1.01% Pb and 41.71g/t Ag; and 4.6 meters @ 2.10% Zn, 1.23% Pb and 59.94g/t Ag. These intercepts confirm the deep continuity of the Asunción mineralization at level 4200.

The two holes drilled at Orebody Norte also intercepted multi-skarn mineralized veins with widths ranging from 3.2 to 10.4 meters with pending assay results.

5

ATACOCHA - SAN GERARDO - 2Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PEATD01509	OB Asunción	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEATD01510	OB Asunción	74.4	76.9	2.5	2.60	2.93	0.14	141.18	0.20
And	OB Asunción	93.6	96.1	2.5	4.43	4.59	0.06	1019.29	72.08
PEATD01511	OB Asunción	88.5	91.8	3.4	2.43	6.02	0.08	151.13	0.48
And	OB Asunción	92.5	100.8	8.3	3.77	4.16	0.07	108.52	0.24
PEATD01512	OB Norte	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEATD01513	OB Asunción	121.0	130.1	9.1	0.63	2.00	0.03	36.92	0.10
PEATD01514	OB Asunción	130.0	133.0	3.1	1.63	6.48	0.05	122.64	0.10
And	OB Asunción	152.8	156.9	4.1	0.58	2.58	0.03	44.60	0.09
And	OB Asunción	267.2	272.9	5.7	2.98	1.01	0.05	41.71	0.22
And	OB Asunción	275.0	279.6	4.6	2.10	1.23	0.05	59.94	0.28
PEATD01515	OB Asunción	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEATD01516	OB Asunción	120.5	124.0	3.5	2.86	1.72	0.03	43.23	0.18
And	OB Asunción	124.9	132.2	7.3	1.14	5.05	0.07	104.35	0.07
And	OB Asunción	181.2	185.3	4.1	1.70	2.64	0.05	51.60	0.16
PEATD01517	OB Norte	42.0	52.4	10.4	PAR	PAR	PAR	PAR	PAR
And	OB Norte	137.0	141.2	4.2	PAR	PAR	PAR	PAR	PAR
And	OB Norte	142.8	146.0	3.2	PAR	PAR	PAR	PAR	PAR
And	OB Norte	148.0	154.0	6.0	PAR	PAR	PAR	PAR	PAR
PEATD01518	OB Norte	62.0	65.3	3.3	PAR	PAR	PAR	PAR	PAR
And	OB Norte	151.1	154.5	3.4	PAR	PAR	PAR	PAR	PAR
And	OB Norte	171.0	179.0	8.0	PAR	PAR	PAR	PAR	PAR
And	OB Norte	206.5	209.8	3.3	PAR	PAR	PAR	PAR	PAR
And	OB Norte	216.0	219.6	3.6	PAR	PAR	PAR	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

Norte orebody
N
Fault system 13
Fault 1
A'
A
Chercher orebody
Cuerpo orebody
Asuncion orebody
San Gerardo open pit
Orebody 17
Claudia orebody
0
250m
2022 drilling program
2022 planned holes
2022 completed holes
Ore bodies

6

SW
A
NE
A´
Fault system 13
4350m
4300m
4250m
4200m
4350m
4300m
4250m
Asunción Vein System
PEATD01514
3.8m @ 1.63% Zn + 6.48% Pb + 122.6g/t Ag + 0.10g/t Au
4.1m @ 0.58% Zn + 2.58% Pb + 44.60g/t Ag + 0.10g/t Au
5.7m @ 2.98% Zn + 1.01% Pb + 41.71g/t Ag + 0.22g/t Au
4.6m @ 2.10% Zn +1.23% Pb + 59.94g/t Ag + 0.28 g/t Au
0
50m
Intrusive
Sandstone
Ore bodies

For 3Q22, we plan to complete 1,280 meters of extension drilling at the Orebody Norte with one rig on the northern side of the San Gerardo pit and additional 1,040 meters of drilling to verify the continuity of orebody 17 towards level 4250 with one rig.

Hilarión

The Hilarión airborne magnetometry geophysical survey, which covered all Hilarión project concessions, was completed. The geological mapping of the San Martín target identifying outcropping veins with widths ranging from 1 meter to 1.7 meters and average grades of 40.83% Zn, 3.92% Pb, 0.34% Cu, and 204.6 g/t Ag and halos of skarn and endoskarn. The geological mapping of Hilarión Oeste was completed by recognizing skarn and calcsilicate horizons aligned to the Hilarión trend and five main outcropping bodies with ten to twelve meters in width, 150 meters length, average grades of 5.05% Zn, 0.98% Pb and 43.53g/t Ag. Drilling started in June 2022 with two rigs testing both targets. In 2Q22, a total of 289 meters was produced against the 1,600 meters planned due to late mobilization by the end of June.

7

N
Hilarión Norte
San Martín
Hilarión
Hilarión Oeste
Yanashallash Trust Fault
0
1000m
Limestone
Marble
Hornfels
Skarn
Ryhodacite
Diorite
Mineralized zones
Planned holes
In progress

For 3Q22, we plan to drill 1,600 meters to test the Hilarión Oeste and San Martin targets with two rigs over the outcropping vein systems looking for new orebodies for resource expansion.

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and the exploration of new areas to define new mineralized zones near the mine. In 2Q22, 689 meters of exploratory drilling were completed in two holes at the Vazante Sul target with one rig aiming to drill test soil zinc anomalies and hematite breccia occurrences along the Vazante Fault southwest of the mine. An additional 10,665 meters of infill drilling with three rigs were carried out at the Vazante mine totaling 1,279 meters and 17,583 meters in 1H22, respectively.

The two holes drilled at Vazante Sul intercepted the hematite breccia but not significant Zinc mineralization. This target will be reassesed for future drilling.

8

N
Vazante Norte
Vazante mine
Carrapato
Vazante
Mata Preta
Vazante Sul
0
10 km
Sungen
Vazante mine
Other targets
N
Varginha Norte
Extremo Norte
Vazante
0
2 km
2022 drilling program

For 3Q22, we intend to move the extension drilling program to the Extremo Norte area, where we plan to drill 900 meters with one rig, including 450 meters at Extremo Norte and 450 meters at the Varginha Norte trend.

Morro Agudo

During 2Q22, the drilling campaign was carried out with two purposes: to investigate a high-grade deep lens in the central part of Bonsucesso, and to confirm the continuity of mineralization at the Poções target, located four kilometers north of Bonsucesso, following the same lithological and structural trend. A total of 2,487 meters of brownfield expansion drilling was carried out at Bonsucesso, with two rigs and 1,236 meters of scout drilling at Poções target northwest of Bonsucesso with one rig, totaling 3,723 meters in 2Q22 and 6,570 meters in 1H22. At the Morro Agudo mine, 1,831 meters of infill drilling was carried out in 2Q22 totaling 3,596 meters in 1H22.

The drilling at Bonsucesso confirmed a thick tubular plunging structure with sounding intercepts such as BRMAMBSCD000237 with 3.6m @ 3.87% Zn and 0.11% Pb and BRMAMBSCD000239 with 8.8m @ 14.06% Zn and 2.86% Pb. For the Poções target, the results were positive, with mineralized intercepts, corresponding to those of the Bonsucesso mineralized zone, which confirms the expectations for this target, where the definition drilling will begin in 2023. At the Poções target, drill hole BRVZPC000004 revealed 3.9m @ 3.19% Zn and 0.67% Pb. Drill hole BRVZPC000006 intercepted 5.9 meters of mineralization with assay results still pending. The confirmation of Zinc and Lead mineralization at Poções with similar grades and signatures compared to Bonsucesso encourages further investigation and drilling tests along the 4 kilometer trend between the two targets.

During this quarter, we received assay results from the last holes of the infill campaign carried out in 1Q22 with highlights such as hole BRMAMBSCD000236 with 3.0m @ 4.31% Zn and 2.79% Pb; and 11.0m @ 4.18% Zn and 2.00% Pb (including 3.00m @ 11.17% Zn and 6.13% Pb); and hole BRMAMBSCD000234 with 7.0m @ 5.92% Zn and 2.14% Pb.

9

MORRO AGUDO 2Q22 MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%
BRMAMBSCD000232*	Bonsucesso Infill	180.5	185.3	4.8	2.54	1.21
BRMAMBSCD000233*	Bonsucesso	363.3	368.2	4.9	4.00	0.16
BRMAMBSCD000234*	Bonsucesso Infill	185.0	192.0	7.0	5.92	2.14
BRMAMBSCD000235*	Bonsucesso	205.4	209.9	4.5	3.92	0.30
And	Bonsucesso	233.3	238.2	5.0	14.19	0.26
BRMAMBSCD000236*	Bonsucesso Infill	182.0	185.0	3.0	4.31	2.79
And	Bonsucesso Infill	205.0	216.0	11.0	4.18	2.00
Including	Bonsucesso Infill	208.0	211.0	3.0	11.17	6.13
BRMAMBSCD000237*	Bonsucesso	328.0	331.6	3.6	3.87	0.11
BRMAMBSCD000238*	Bonsucesso	NSI	NSI	NSI	NSI	NSI
BRMAMBSCD000239*	Bonsucesso	353.9	362.7	8.8	14.06	2.86
BRMAMBSCD000240	Bonsucesso	NSI	NSI	NSI	NSI	NSI
BRMAMBSCD000241	Bonsucesso	NSI	NSI	NSI	NSI	NSI
BRMAMBSCD000242	Bonsucesso	NSI	NSI	NSI	NSI	NSI
BRMAMBSCD000243	Bonsucesso	326.9	333.0	6.1	PAR	PAR
BRMAMBSCD000244	Bonsucesso	NSI	NSI	NSI	NSI	NSI
BRMAMBSCD000245	Bonsucesso	NSI	NSI	NSI	NSI	NSI
BRVZPCD000004	Poções	271.7	275.5	3.9	3.19	0.67
BRVZPCD000005	Poções	NSI	NSI	NSI	NSI	NSI
BRVZPCD000006	Poções	208.2	214.1	5.9	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 2.5% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results. (*) drill holes completed in 1Q22 with assay results received in 2Q22.

10

N
Silexite/ Chert
Dolomite
Black shale
A
A'
B
B'
C
C'
3Q22 planned holes
2Q22 completed holes
Historical drilling
Indicated Resources
Inferred Resources
500m

A
A'
500m
450m
400m
350m
300m
250m
BRMAMBSCD000232
4.8m @ 2.54% Zn + 1.21% Pb
BRMAMBSCD000235
4.5m @ 3.92% Zn + 0.30% Pb
BRMAMBSCD000235
5.0m @ 14.19% Zn + 0.26% Pb
Hydrothermal Breccia
Soil
Marl
Dolomite
Black shale
2Q22 Drillhole
Mineralized Zone
Historical Drillhole
50m

11

B
B’
500m
450m
400m
350m
300m
250m
500m
450m
400m
350m
BRMAMBSCD000236
3.0m @ 4.31% Zn + 2.79% Pb
BRMAMBSCD000236
3.0m @ 11.17% Zn + 6.13% Pb
BRMAMBSCD000234
7.0m @ 5.92% Zn + 2.14% Pb
Hydrothermal Breccia
Soil
Marl
Dolomite
Black shale
2Q22 Drillhole
Mineralized Zone
Historical Drillhole
50m

C
C'
500m
450m
400m
350m
300m
250m
200m
500m
450m
400m
350m
BRMAMBSCD000237
3.6m @ 3.87% Zn + 0.11% Pb
BRMAMBSCD000239
8.8m @ 14.06% Zn + 2.86% Pb
Hydrothermal Breccia
Soil
Marl
Dolomite
Black shale
2Q22 Drillhole
Mineralized Zone
Historical Drillhole
50m

12

N
Poções target
A
A'
2Q22 completed holes
Historical drilling
Silexite/ chert
Gossan
Dolomite
Black shale
Psamo-pelitic sequence
500m

A
A'
BRVZPCD000006
(pending assay results)
500m
450m
400m
350m
300m
250m
BRVZPCD000004
3.9m @ 3.19% Zn + 0.67% Pb
Hydrothermal Breccia
Soil
Marl
Dolomite
Black shale
2Q22 Drillhole
Mineralized Zone
Historical Drillhole
50m

The 2022 drilling campaign at Bonsucesso aims to investigate the extent of the high content bodies at depth and their extensions. In 3Q22, we plan to drill 1,100 meters with two rigs. The Poções target was successfully tested, confirming mineralization and further drilling is planned for 2023.

13

Aripuanã

The Aripuanã exploration strategy focuses on increasing Mineral Resources at the Ambrex orebody and Babaçu exploration target, which lies to the southeast of the Ambrex deposit. The 2022 exploratory drilling campaign has been focused on the northwest extension of Babaçu where new drilling continues to confirm high-grade mineralization and infill drilling at the Ambrex orebody for resource classification upgrade and to investigate the Ambrex/Babaçu transition zone at depth.

In 2Q22, 15,532 meters of infill drilling were completed at Ambrex with eight rigs. The drillholes indicated that mineralization has been confirmed which should support the conversion of Inferred to Indicated Mineral Resources. A total of 24,082 meters of infill drilling and 960 meters of exploratory drilling were produced in 1H22. During the Ambrex infill campaign four drill holes were extended to reach the Babaçu body at depth aiming to support its Inferred Mineral Resource expansion as highlighted by the hole BRAPD000100 cross-section below with a thick Ambrex stratabound intercept of 75.8 meters including 9.9 meters with 2.61% Zn, 4.99% Pb, 189.37g/t Ag and 0.13g/t Au, followed by three Babaçu intercepts; the first with 7.7 meters of stratabound ore with 1.69% Zn, 1.34% Pb and 73.31g/t Ag plus two stringer ore intercepts of 5.4 meters with 0.52% Cu and 0.44 g/t Au and 15.7 meters with 0.51% Cu and 0.19 g/t Au. Hole BRAPD000101 in the same section is waiting for assay results and hole BRAPD000080 was reported in 2Q21.

No drilling activity was executed for exploratory purposes at Babaçu, as we decided to anticipate the infill drilling campaign at the Ambrex ore body to potentially increase our resources.

Assay results received in May from Babaçu hole BRAPD000099 confirmed excellent results with a broad intersection of 231.5 meters with 9.49% Zn, 3.65% Pb, 0.13% Cu, 50.00g/t Ag and 0.13g/t Au, placed within the stratabound body, including a high-grade zone with 26.19% Zn, 9.14% Pb, 82.00g/t Ag and 0.25g/t Au along 56.6 meters. The objective of this hole was to prove mineralization continuity at the deep northwest sector of the Babaçu target. The drillhole BRAPD000091 with pending assay results revealed two thick intersections close to 50 meters in width, the first one in Zinc–Lead stratabound mineralization and the second in stringer Copper–Gold mineralization as shown below.

ARIPUANÃ 2Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
BRAPD000099	Babaçu	509.9	741.4	231.5	9.49	3.65	0.13	50.00	0.13
Including	Babaçu	645.4	702.2	56.8	26.19	9.14	0.08	82.00	0.25
And	Babaçu	797.7	801.6	3.8	5.58	1.00	0.13	7.00	0.11
BRAPD000091	Babaçu	677.6	726.2	48.6	PAR	PAR	PAR	PAR	PAR
And	Babaçu	727.1	776.0	48.9	PAR	PAR	PAR	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or assay results are pending. True widths of the mineralized intervals are unknown at this time. PAR refers to pending assay results.

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SW
C
NE
D
BRAPD000101 (pending assay)
BRAPD000080 (2Q21)
BRAPD000100
200m
0m
-200m
-400m
-600m
75.8m @ 1.45% Zn +1.10% Pb +42.00g/t Ag
Including
9.9m @ 2.61% Zn +4.99% Pb +189.37g/ Ag
+0.13g/t Au
(A) 147.1m @ 3.89% Zn +1.45% Pb +31.46g/t Ag
(B) 7.9m @ 1.99% Zn +0.64% Pb +53.98g/t Ag
(C) 4.7m @ 2.66% Zn +0.60% Pb +36.83g/t Ag
(D) 4.6m @ 11.95% Zn +2.73% Pb +122.22g/t Ag
(E) 24.4m @ 2.03% Zn +1.00% Pb +20.93g/t Ag
Ambrex
Babaçu
NW Extension
A
B
C
D
E
7.7m @ 1.69% Zn +1.34% Pb
+73.31g/t Ag
5.4m @ 0.52% Cu
+0.44g/t Au
15.7m @ 0.51% Cu
+0.19g/t Au
200m
Sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

For 3Q22, we expect to complete infill drilling with eight rigs at the Ambrex orebody by the end of July (In June, 24,082m was completed). After this date, the eight rigs are planned to move to the Babaçu target in order to resume the exploratory program of 7,500 meters, investigating the Babaçu northwest extension at depth, as well as expanding inferred resources laterally.

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Namibia

Namibia is strategically important to Nexa for the development of Copper exploration projects and mining activities outside Latin America. Otavi and Namibia North joint venture projects are well placed in a Copper province in the northern part of the country.

During 2Q22, drilling activity was focused on the Hartebeest target of the Namibia North project. In addition, a soil geochemistry survey was carried out at the Tsumeb East target (Namibia North) and is ongoing at the Target-31 (Otavi project). Exploratory work in Namibia is targeting high-grade Copper sediment hosted deposits along the fertile Tsumeb belt.

Otavi Project

No drilling activities were carried out at the Otavi project during this quarter. Exploratory work was concentrated on soil geochemistry survey at target T-31 to guide future drilling targets.

Namibia North Project

In the Namibia North project, drilling was mainly focused on the Hartebeest target investigation of Copper soil anomalies and surface findings. A total of 1,670 meters were drilled in eight holes with one rig. The presence of Copper sulfides was observed in all holes, but with no expected economic concentration. By the end of the quarter, assay results were still pending for seven holes.

Namibia North -2Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Cu%	Ag g/t
NANAND000034	Hartebeest	74.0	77.0	3.0	0.48	4.60
NANAND000035	Hartebeest	NSI	NSI	NSI	NSI	NSI
NANAND000036	Hartebeest	NSI	NSI	NSI	NSI	NSI
NANAND000037	Hartebeest	NSI	NSI	NSI	NSI	NSI
NANAND000038	Hartebeest	NSI	NSI	NSI	NSI	NSI
NANAND000039	Hartebeest	NSI	NSI	NSI	NSI	NSI
NANAND000040	Hartebeest	NSI	NSI	NSI	NSI	NSI
NANAND000041	Hartebeest	NSI	NSI	NSI	NSI	NSI

Note: Intervals with assays not reported here have no consistent samples > 0.5% Copper over three meters or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refer to no significant intercept

For 2Q22, we plan to execute 1,500 meters of exploratory drilling with one rig at the border of the Askevold target to continue to evaluate the Copper mineralization in the eastern sector of Deblin main fault zone, and an additional 1,000 meters with one rig at Deblin target to evaluate lateral extensions of this target.

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General map of Nexa tenements in Namibia highlighting the active explorations targets and planned activities for Otavi and Namibia North projects.

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Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, FMausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant

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business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 94473-1388

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